UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Berkshire Hills Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

084680107

(CUSIP Number)

Pamela A. Massad

As personal representative of the Estate of David G. Massad, Sr. and individually

c/o Fletcher Tilton PC

370 Main Street, Suite 1200

Worcester, MA 01608

(508) 459-8000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 28, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 084680107	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pamela A. Massad, as personal representative of the Estate of David G. Massad, Sr. and individually
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,437,098 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,437,098(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,437,098(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%(2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

1 Includes 77,521 shares of Common Stock that the Reporting Person owns individually, 2,233 unvested restricted shares of Common Stock that the Reporting Person owns individually and as to which the Reporting Person has the right to vote, and 4,357,344 shares of Common Stock that the Reporting Person beneficially owns in her capacity as personal representative of the Estate of David G. Massad, Sr. (the “Estate”). Excludes 1,043,214 shares of Common Stock which may be acquired by the Estate upon conversion of 521,607 shares of Series B Non-Voting Preferred Stock. The Series B Non-Voting Preferred Stock may only be converted into Common Stock or disposed of by the Reporting Person under certain limited circumstances set forth in the Shareholder Agreement and described in Item 4, and does not carry any voting rights. Therefore, the Reporting Person expressly disclaims beneficial ownership of such shares of Common Stock.

2 Based on the 45,532,727 shares of Common Stock outstanding as of February 25, 2019, according to the Issuer’s Annual Report on Form 10-K, dated March 1, 2019.

CUSIP No. 084680107	13D	Page 3 of 6 Pages

Item 1.  Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Common Stock”), of Berkshire Hills Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 60 State Street, Boston, Massachusetts 02109.

Item 2.  Identity and Background.

(a)	This statement is filed by Pamela A. Massad (the “Reporting Person”), both individually and in her capacity as the personal representative of the Estate of David G. Massad, Sr. (the “Estate”).

(b)	The address of the Reporting Person is c/o Fletcher Tilton PC, 370 Main Street, Suite 1200, Worcester, MA 01608.

(c)	The Reporting Person’s present principal occupation is an attorney. The Reporting Person also has served as a director of the Issuer since December 2017.

(d)	During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, pursuant to which such person, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

David G. Massad, Sr. died on December 28, 2018. All of the Common Stock beneficially owned by Mr. Massad immediately prior to his death automatically transferred by operation of law to the Estate. No consideration was paid in connection with the transfer of the Common Stock from Mr. Massad to the Estate.

The Reporting Person was appointed as personal representative of the Estate on January 11, 2019.

As of the closing of the Merger (as defined below), the Reporting Person individually received shares of Common Stock in exchange for her ownership interest in Commerce (as defined below).

The Reporting Person is a director of the Issuer, and beneficially owns 2,543 shares of Common Stock that she acquired pursuant to equity awards that the Issuer granted to her in her capacity as a director.

Item 4.  Purpose of Transaction.

All of the shares of Common Stock and Series B Non-Voting Preferred Stock owned by Mr. Massad immediately prior to his death were transferred automatically to the Estate by operation of law upon his death.

Mr. Massad acquired the Common Stock and Series B Non-Voting Preferred Stock in connection with the merger (the “Merger”) of Commerce Bancshares Corp. (“Commerce”) with and into the Issuer , pursuant to the Agreement and Plan of Merger between the Issuer and Commerce, dated as of May 22, 2017 (the “Merger Agreement”). Reference is made to the Schedule 13D filed by Mr. Massad on October 23, 2017 for additional information regarding the Merger Agreement.

The Merger Agreement provided that to the extent Mr. Massad and those aggregated with him pursuant to 12 C.F.R. 225.41 of Regulation Y (the “Acting in Concert Group”) would have received more than 9.9% of the shares of Common Stock outstanding immediately following the closing of the Merger, Mr. Massad would receive 0.465 shares of Series B Non-Voting Preferred Stock for every share of Common Stock that Mr. Massad would have received in the Merger but for the 9.9% limitation.

As of the closing of the Merger on October 13, 2017, Mr. Massad received in exchange for his ownership interest in Commerce 4,357,344 shares of Common Stock and 521,607 shares of Series B Non-Voting Preferred Stock. Each share of Series B Non-Voting Preferred Stock is convertible into two shares of Common Stock under limited conditions, including a transfer to an individual outside of the Acting in Concert Group or a conversion of a limited number of Series B Non-Voting Preferred Stock to permit the holder to own no more than 9.9% of the then-outstanding shares of Issuer Common Stock.

CUSIP No. 084680107	13D	Page 4 of 6 Pages

The Reporting Person is part of the Acting in Concert Group, together with the Estate and Christine A. Mandara, the Reporting Person’s adult sister. The Reporting Person, both individually and in her capacity as personal representative of the Estate, disclaims beneficial ownership of Common Stock owned by Ms. Mandara.

Concurrent with the execution of the Merger Agreement, Mr. Massad entered into an agreement with the Issuer (the “Shareholder Agreement”). The Shareholder Agreement is binding upon the Estate, and therefore the Reporting Person, in her capacity as the personal representative of the Estate, is subject to the terms of the Shareholder Agreement, including the following:

•	So long as the Estate and its Acting in Concert Group own, in the aggregate, 5% or more of the then-outstanding shares of Common Stock, the Reporting Person may not, individually or in concert with the Acting in Concert Group, acquire shares of Common Stock in excess of the 9.9% Common Stock ownership limit.

•	Until the Estate and its Acting in Concert Group own, in the aggregate, less than 5% of the then-outstanding shares of Common Stock for at least 120 consecutive days, the Estate generally may not sell or otherwise transfer shares of Common Stock without prior approval of the Issuer, except for specified monthly amounts permissible under the terms of the Shareholder Agreement. The Issuer has agreed in the Shareholder Agreement that it will not unreasonably withhold or delay its approval of a sale or other transfer if requested by the Estate.

•	The Reporting Person, in her capacity as the personal representative of the Estate, may vote up to 5% of the then-outstanding shares of Common Stock in her discretion and shall vote any shares of Common Stock in excess of 5% in favor of nominees and proposals recommended by the Issuer’s board of directors.

If, prior to October 13, 2020, either the Reporting Person or David M. Brunelle, both of whom were appointed to the boards of directors of the Issuer and Berkshire Bank in connection with the Merger, no longer serves as a member of those boards of directors, the Reporting Person would have the right under the Shareholder Agreement to consult with the Issuer’s Corporate Governance and Nominating Committee in its selection of a qualified nominee to serve on the boards of director of the Issuer and Berkshire Bank.

Depending upon the Reporting Person’s continuing evaluation of the Estate’s liquidity needs, market conditions, and other factors, and subject to complying with terms of the Shareholder Agreement, the Reporting Person may sell shares of Common Stock from time to time in open market transactions, in private transactions or by any other possible means.

Other than as described above, the Reporting Person has no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

References to and descriptions of the Shareholder Agreement set forth above in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which is included as Exhibit A to this Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 4,437,098 shares of Common Stock(1), representing approximately 9.8%(2) of the total issued and outstanding shares of Common Stock of the Issuer.

(b)	Subject to the terms of the Shareholder Agreement, the Reporting Person has the sole power to vote or direct the vote of 4,437,098 shares of Common Stock(1). The Reporting Person has no voting rights with respect to the 521,607 shares of Series B Non-Voting Preferred Stock. Subject to the terms of the Shareholder Agreement, the Reporting Person has the sole power to dispose or direct the disposition of 4,434,865 shares of Common Stock.(1).

(c)	The Reporting Person individually acquired beneficial ownership of 77,211 shares of Common Stock upon the completion of the Merger.

The Reporting Person is a director of the Issuer, and beneficially owns 2,543 shares of Common Stock that she acquired pursuant to equity awards that the Issuer granted to her in her capacity as a director, consisting of 310 shares of formerly restricted Common Stock that now are vested and 2,233 shares of restricted Common Stock that are unvested but as to which the Reporting Person has the sole right to vote.

CUSIP No. 084680107	13D	Page 5 of 6 Pages

The Reporting Person acquired beneficial ownership of an additional 4,357,344 shares of the Common Stock upon her appointment as the personal representative of the Estate on January 11, 2019.

No other transactions in the Common Stock were effected by the Reporting Person or the Estate within the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person, in her capacity as the personal representative of the Estate, is a party to the Shareholder Agreement defined and described in Item 4 above, which description is incorporated herein by reference. References to and descriptions of the Shareholder Agreement set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreement, which are included as Exhibit A to this Schedule 13D.

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Shareholder Agreement

CUSIP No. 084680107	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2019

/s/ Pamela A. Massad
Pamela A. Massad, as Personal Representative of the Estate of David G. Massad, Sr. and individually

Exhibit A

EXECUTION VERSION

AGREEMENT

THIS AGREEMENT (the “Agreement”), dated this 22nd day of May, 2017, is by and between Berkshire Hills Bancorp, Inc. (“Berkshire Hills”), and David G. Massad, an individual (the “Shareholder”).

RECITALS

WHEREAS, the respective Boards of Directors of Berkshire Hills and Commerce Bancshares Corp. have approved a proposed Agreement and Plan of Merger by and between Berkshire Hills and Commerce Bancshares Corp., dated as of May 22, 2017 (as executed and delivered, the “Merger Agreement”); and

WHEREAS, as an inducement to Berkshire Hills to enter into the Merger Agreement and to the Shareholder to enter into a Voting Agreement (as defined in the Merger Agreement), Berkshire Hills and the Shareholder agree to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the recitals and the representations, warranties, covenants and agreements contained herein and other good and valuable consideration, and intending to be legally bound hereby, the parties hereto agree as follows:

1.       Representations and Warranties of the Shareholder. The Shareholder represents and warrants to Berkshire Hills, as follows:

(a)       The Shareholder has fully disclosed in Exhibit A to this Agreement the total number of shares of common stock of Commerce Bancshares Corp., a Massachusetts corporation, par value $0.01 per share thereof (the “Commerce Bancshares Stock”), for which the Shareholder is the beneficial owner;

(b)       The Shareholder has full power and authority to enter into and perform his obligations under this Agreement. This Agreement constitutes a valid and binding obligation of the Shareholder and the performance of its terms will not constitute a violation of any agreement or any instrument to which the Shareholder is a party.

2.       Representations and Warranties of Berkshire Hills.

Berkshire Hills hereby represents and warrants to the Shareholder that Berkshire Hills has full power and authority to enter into and perform its obligations under this Agreement and that the execution and delivery of this Agreement by Berkshire Hills has been duly authorized by the Board of Directors of Berkshire Hills. This Agreement constitutes a valid and binding obligation of Berkshire Hills and the performance of its terms will not constitute a violation of any agreement or instrument to which Berkshire Hills is a party.

3.       Covenants.

(a)       The Shareholder covenants and agrees not to do the following, directly or indirectly, alone or in concert the Acting in Concert Group (as defined in the Series B Non-Voting Preferred Stock Certificate of Designations, attached hereto as Exhibit B), from and after the Effective Time (as defined in the Merger Agreement) and through the date that this Agreement terminates in accordance with Section 5:

(i)       acquire, offer or propose to acquire or agree to acquire, whether by purchase, tender or exchange offer, or through the acquisition of control of another person or entity (including by way of merger or consolidation) any shares of Berkshire Hills Bancorp, Inc. common stock, par value $0.01 per share (“Berkshire Hills Common Stock”) or any other class of Berkshire Hills Bancorp, Inc. stock that has voting rights (“Berkshire Hills Voting Stock”), any additional shares of the Commerce Bancshares Stock, any rights to vote or direct the voting of any additional shares of Berkshire Hills Common Stock, Berkshire Hills Voting Stock or Commerce Bancshares Stock, or any securities convertible into Commerce Bancshares Stock, Berkshire Hills Common Stock or Berkshire Hills Voting Stock (except (A) as to any Berkshire Hills Common Stock issued by Berkshire Hills in exchange for Commerce Bancshares Stock pursuant to the terms of the Merger Agreement, (B) by way of stock splits, stock dividends, stock reclassifications or other distributions or offerings made available and, if applicable, exercised on a pro rata basis, to holders of the Berkshire Hills Common Stock generally, or (C) that number of shares of Berkshire Hills Common Stock, the purchase by the Shareholder of which would cause the Shareholder to beneficially own, in the aggregate with the Acting in Concert Group, no more than 9.9% of the then-outstanding shares of Berkshire Hills Common Stock, as calculated pursuant to 12 C.F.R. § 225.41 of Regulation Y;

(ii)       convert the Berkshire Hills Preferred Stock Consideration received pursuant to the Merger Agreement to Berkshire Hills Common Stock pursuant to the terms of the Series B Non-Voting Preferred Stock Certificate of Designation, except that nothing in this sentence shall (A) prohibit one or more of the following transfers by the Shareholder to effectuate a conversion of the Berkshire Hills Preferred Stock Consideration to Berkshire Hills Common Stock: (i) to an affiliate of the Shareholder or to Berkshire Hills, provided that the affiliate would not be deemed part of the Shareholder’s Acting in Concert Group; (ii) in a widespread public distribution with the prior written consent of Berkshire Hills; (iii) in transfers in which no transferee (or group of associated transferees) would receive two percent (2%) or more of any class of voting securities of Berkshire Hills; or (iv) to a transferee that would control more than fifty percent (50%) of the voting securities of Berkshire Hills without any transfer from the Shareholder; and (B) prohibit the Shareholder from initiating a conversion of the Berkshire Hills Preferred Stock Consideration to Berkshire Hills Common Stock if after giving effect to such conversion, the Shareholder would beneficially own, in the aggregate with the Acting in Concert Group, no more than 9.9% of the then-outstanding shares of Berkshire Hills Common Stock, as calculated pursuant to 12 C.F.R. § 225.41 of Regulation Y;

(iii)       without Berkshire Hills’ prior written consent and Berkshire Hills’ review of the Shareholder’s proposed sale or transfer of such shares, which consent and review shall not be unreasonably withheld or delayed, directly or indirectly sell or transfer any Shareholder’s shares of Commerce Bancshares Stock or shares of Berkshire Hills Common Stock; additionally, any proposed sale by Shareholder of Berkshire Hills Common Stock shall first be offered to Berkshire Hills under the same terms and conditions as the proposed sale, which Berkshire Hills shall have five (5) business days following the date Shareholder first presents in writing the terms of such proposed sale to Berkshire Hills, to accept such offer, except that nothing in this sentence shall prohibit one or more of the following transfers by the Shareholder or any Permitted Transferee (as defined below) that continues to be subject to this Agreement: (A) a transfer between members of the Acting in Concert Group; (B) a transfer by will or by operation of law; (C) a transfer in connection with estate or charitable planning purposes, including any transfer to one or more relatives of the Shareholder or any transfer to one or more trusts or other entities that are beneficially owned exclusively by the Shareholder, one or more relatives of the Shareholder, or any combination of them; and (D) a transfer to a charitable organization that is not controlled by the Shareholder or one or more affiliates or relatives; provided that as a condition to each permitted transfer under (A)-(D) of this clause (iii), each transferee (each a “Permitted Transferee”) shall deliver a written instrument to Berkshire Hills, in a form reasonably acceptable to Berkshire Hills, agreeing to be bound by the restrictions set forth in this Agreement. Notwithstanding the first sentence of this subsection, Shareholder may sell up to the Monthly Limit (as defined below) of Berkshire Hills Common Stock on a monthly basis without Berkshire’s prior review and written consent solely to the extent those shares of Berkshire Hills Common Stock are sold either (X) through a registered broker dealer on the open market and not through privately negotiated transactions (an “Open Market Sale”), or (Y) as part of one or more “blocks” (as defined in Rule 10b-18 promulgated under the Securities Exchange Act of 1934, as amended) of Berkshire Hills Common Stock through privately negotiated transactions (a “Block Sale”); provided that during any calendar month the aggregate number of shares of Berkshire Hills Common Stock that may be sold under this (Y) may not exceed one percent (1%) (the “Block Limit Percentage”) of the shares of Berkshire Hills Common Stock then outstanding, as shown by the most recent report or statement filed by Berkshire Hills with the Securities and Exchange Commission; and provided further that if Shareholder dies prior to the expiration of the term of this Agreement, the Monthly Limit shall remain in place for the Permitted Transferees. For avoidance of doubt, shares of Berkshire Hills Common Stock covered by Hedging Transactions will be counted toward the Monthly Limit. Berkshire Hills agrees that it will not unreasonably withhold or delay a request by the Shareholder to waive this clause (iii) with respect to a distribution in a firm commitment underwriting to (or a placement facilitated by) one or more broker-dealers reasonably acceptable to Berkshire Hills (a “Permitted Offering”); provided that the distribution is structured as or is similar in all material respects to a confidentially marketed public offer primarily to institutional accredited investors, and the number of shares of Berkshire Hill Common Stock offered and sold in such distribution does not exceed five percent (5%) of the shares of Berkshire Hills Common Stock then outstanding. The sale of shares by the Shareholder and each Permitted Transferee that continues to be subject to this Agreement shall be aggregated for purposes of the Monthly Limit and the Block Limit Percentage.

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(iv)       (A) propose or seek to effect a merger, consolidation, recapitalization, reorganization, sale, lease, exchange or other disposition of a majority of the assets of, or other business combination involving, or a tender or exchange offer for securities of, Berkshire Hills or any material portion of Berkshire Hills’ business or assets or any type of transaction that would result in a change in control of Berkshire Hills (any such transaction described in this clause (A) is a “Company Transaction” and any proposal or other action seeking to effect a Company Transaction as described in this clause (A) is defined as a “Company Transaction Proposal”), (B) seek to exercise any control or influence over the management of Berkshire Hills or the Board of Directors of Berkshire Hills or any of the businesses, operations or policies of Berkshire Hills; provided that the Shareholder shall not be prohibited from communicating with the executive officers and directors of Berkshire Hills in the Shareholder’s capacity as a shareholder of Berkshire Hills, (C) present to Berkshire Hills, its shareholders or any third party any proposal constituting or that could reasonably be expected to result in a Company Transaction, or (D) seek to effect a change in control of Berkshire Hills;

(v)       publicly suggest or announce the Shareholder’s willingness or desire to engage in a transaction or group of transactions or have another person engage in a transaction or group of transactions that would constitute or could reasonably be expected to result in a Company Transaction or take any action that might require Berkshire Hills to make a public announcement regarding any such Company Transaction;

(vi)       initiate, request, induce, encourage or attempt to induce or give encouragement (publicly or otherwise) to any other person to initiate any proposal constituting or that can reasonably be expected to result in a Company Transaction Proposal, or otherwise provide assistance to any person who has made or is contemplating making, or enter into discussions or negotiations with respect to, any proposal constituting or that would reasonably be expected to result in a Company Transaction Proposal;

(vii)       solicit proxies or written consents or assist or participate in any other way, directly or indirectly, in any solicitation of proxies or written consents, or otherwise become a “participant” in a “solicitation,” or assist any “participant” in a “solicitation” (as such terms are defined in Rule 14a-1 of Regulation 14A and Instruction 3 of Item 4 of Schedule 14A, respectively, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) in opposition to any recommendation or proposal of Berkshire Hills’ Board of Directors, or recommend or request or induce or attempt to induce any other person to take any such actions, or seek to advise, encourage or influence any other person with respect to the voting of (or the execution of a written consent in respect of) the Berkshire Hills Common Stock, or execute any written consent in lieu of a meeting of the holders of the Berkshire Hills Common Stock or grant a proxy with respect to the voting of the capital stock of Berkshire Hills to any person or entity other than the Board of Directors of Berkshire Hills; provided that the Shareholder shall be permitted to grant a proxy to a representative of the Shareholder for the purpose of such representative voting the Shareholder’s shares of Berkshire Hills Common Stock in accordance with the Shareholder’s instructions at a meeting of the Berkshire Hills shareholders wherein such proxy is voted the manner required by this Agreement;

(viii)       initiate, propose, submit, encourage or otherwise solicit shareholders of Berkshire Hills for the approval of one or more shareholder proposals or induce or attempt to induce any other person to initiate any shareholder proposal, or seek election to, or seek to place a representative or other affiliate of Shareholder on, Berkshire Hills’ Board of Directors or seek removal of any member of Berkshire Hills’ Board of Directors or any executive officer of Berkshire Hills;

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(ix)       form, join in or in any other way (including by deposit of Berkshire Hills’ capital stock), participate in a partnership, pooling agreement, syndicate, voting trust or other group with respect to Berkshire Hills Common Stock, or enter into any agreement or arrangement or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of Berkshire Hills Common Stock;

(x)       (A) join with or assist any person or entity, directly or indirectly, in opposing, or make any statement in opposition to, any proposal or director nomination submitted by Berkshire Hills’ Board of Directors to a vote of Berkshire Hills’ shareholders, or (B) join with or assist any person or entity, directly or indirectly, in supporting or endorsing (including supporting, requesting or joining in any request for a meeting of shareholders in connection with), or make any statement in favor of, any proposal submitted to a vote of Berkshire Hills’ shareholders that is opposed by Berkshire Hills’ Board of Directors;

(xi)       vote for any proposal or any individual for election to the Board of Directors of Berkshire Hills, other than those proposals or nominations recommended or supported by Berkshire Hills’ Board of Directors;

(xii)       except in connection with the enforcement of this Agreement, initiate, participate as a named plaintiff, finance or otherwise encourage any litigation against Berkshire Hills or any of its respective officers and directors, or any derivative litigation on behalf of Berkshire Hills, based upon any act or omission relating to Berkshire Hills that occurs or is alleged to have occurred after the Effective Time; provided, this clause shall not preclude or in any way restrict the Shareholder from (A) electing to participate in any settlement or judgment resulting from a class action, or (B) submitting to witness interviews or providing testimony or documentary evidence, whether voluntarily or in response to a subpoena;

(xiii)       request, or induce or encourage any other person to request, that Berkshire Hills amend or waive any of the provisions of this Agreement; and

(xiv)       advise, assist, encourage or finance (or arrange, assist or facilitate financing to or for) any other person in connection with any of the matters restricted by, or otherwise seek to circumvent the limitations of, this Agreement.

Notwithstanding any other provision in this Agreement, Shareholder shall not convert any shares of Series B Non-Voting Preferred Stock if giving effect to such conversion, the Acting in Concert Group beneficially would own more than 9.9% of the then-outstanding shares of Berkshire Hills Common Stock and Berkshire Hills Voting Stock, if any, as calculated pursuant to 12 C.F.R. 225.41 of Regulation Y.

(b)       Shareholder agrees to review and conclude, immediately before the Closing (as defined in the Merger Agreement), and thereafter during the term of this Agreement on an annual basis (or more frequently as Berkshire Hills may reasonably request), and based on the definition of “Acting in Concert” of Regulation Y, which individuals and entities constitute the Acting in Concert Group, and provide written confirmation to Berkshire Hills that, to the knowledge of the Shareholder after reasonable inquiry, the Acting in Concert Group beneficially owns no more than 9.9% of the then-outstanding shares of Berkshire Hills Common Stock and Berkshire Hills Voting Stock, if any, as calculated pursuant to 12 C.F.R. § 225.41 of Regulation Y.

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(c)       During the term of this Agreement, the Shareholder agrees not to disparage Berkshire Hills or any of its directors (including shareholders supported by Berkshire Hills’ Board of Directors), officers or employees in any public or quasi-public forum, and Berkshire Hills agrees not to disparage the Shareholder in any public or quasi-public forum.

(d)       During the term of this Agreement, at any Annual or Special Meeting of Shareholders of Berkshire Hills, to the extent that Shareholder beneficially owns more than five percent (5.0%) of the then-outstanding shares of Berkshire Hills Common Stock, the Shareholder covenants and agrees to vote all the shares of Berkshire Hills Common Stock beneficially owned by the Shareholder in excess of five percent (5.0%) of the then-outstanding shares of Berkshire Hills Common Stock (i) in favor of the nominees for election or re-election as directors of Berkshire Hills selected by the Board of Directors of Berkshire Hills; (ii) in favor of any proposal which the Board of Directors of Berkshire Hills recommends a vote in favor to its shareholders; and (iii) against any proposal which the Board of Directors of Berkshire Hills recommends a vote against to its shareholders. The Shareholder may vote up to five percent (5.0%) of the then-outstanding shares of Berkshire Hills Common Stock in his discretion.

(e)       During the term of this Agreement, the Shareholder either individually or collectively with the Acting in Concert Group, and no member of the Acting in Concert Group will, directly or indirectly:

(i)	Exercise or attempt to exercise a controlling influence over the management or policies of Berkshire Hills, Berkshire Bank or any of their subsidiaries;

(ii)	Have or seek to have the Shareholder or any representative of Shareholder serve on the board of directors of Berkshire Hills, Berkshire Bank or any of their subsidiaries;

(iii)	Have or seek to have any employee or representative of the Shareholder serve as an officer, agent, or employee of Berkshire Hills, Berkshire Bank or any of their subsidiaries;

(iv)	Take any action that would cause Berkshire Hills, Berkshire Bank or any of their subsidiaries to become a subsidiary of Shareholder;

(v)	Own, control, or hold with power to vote securities that represent twenty-five percent (25%) or more of any class of voting securities of Berkshire Hills, Berkshire Bank or any of their subsidiaries;

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(vi)	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of Berkshire Hills, Berkshire Bank or any of their subsidiaries;

(vii)	Enter into any agreement with Berkshire Hills or any of its subsidiaries that substantially limits the discretion of Berkshire Hills’ management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;

(viii)	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of Berkshire Hills, Berkshire Bank or any of their subsidiaries; or

(ix)	Dispose or threaten to dispose (explicitly or implicitly) of equity interests of Berkshire Hills, Berkshire Bank or any of their subsidiaries in any manner as a condition or inducement of specific action or non-action by Berkshire Hills, Berkshire Bank or any of their subsidiaries; provided that the Shareholder shall not be prohibited from communicating with the executive officers and directors of Berkshire Hills in the Shareholder’s capacity as a shareholder of Berkshire Hills.

(f)       For a period of three years from the Closing Date (as defined in the Merger Agreement), and in the event that either or both of the New Board Members, as defined by the Merger Agreement, no longer serves as a member of the Berkshire Hills and Berkshire Bank Board of Directors, the Shareholder shall have the right to consult with Berkshire Hills’ Corporate Governance and Nominating Committee in its selection of a qualified nominee to serve on the Boards of Berkshire Hills and Berkshire Bank. Such consultation shall include the then chair of the Berkshire Hills Corporate Governance and Nominating Committee consulting with the Shareholder (or in the event of the Shareholder’s death, a representative of the Shareholder’s estate or the Permitted Transferees) regarding the relative strengths of the leading candidates to be nominated to serve on the Boards of Berkshire Hills and Berkshire Bank. Each such nominee shall, if elected or appointed to the Board of Berkshire Hills, qualify as an “independent director” under then applicable rules of the New York Stock Exchange.

(g)       If (i) in the reasonable opinion of counsel to the Shareholder, the Shareholder may not reasonably rely on the exemption from registration under the Securities Act of 1933 (the “Securities Act”) provided by Rule 144 for sales by non-affiliates of Berkshire Hills of shares of Berkshire Hills Common Stock that are not “restricted” within the meaning of such rule, and (ii) Berkshire Hills then is eligible to file with the SEC a so-called “automatic shelf registration statement” on Form S-3 within the meaning of Rule 462(e) under the Securities Act, Berkshire Hills, upon the written request of the Shareholder, will file with the SEC, at the expense of Berkshire Hills, an automatic shelf registration statement registering the offer and resale of all shares of Berkshire Hills Common Stock then beneficially owned by the Shareholder and each Permitted Transferee who continues to be bound by this Agreement.

6

4.       Notice of Breach and Remedies.

The parties expressly agree that an actual or threatened breach of this Agreement by any party will give rise to irreparable injury that cannot adequately be compensated by damages. Accordingly, in addition to any other remedy to which it may be entitled, each party shall be entitled to seek a temporary restraining order or injunctive relief to prevent a breach of the provisions of this Agreement or to secure specific enforcement of its terms and provisions.

The Shareholder expressly agrees that he will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by Berkshire Hills unless and until Berkshire Hills is given written notice of such breach and allowed thirty (30) business days either to cure such breach or seek relief in court. If Berkshire Hills seeks relief in court, the Shareholder irrevocably stipulates that any failure to perform by the Shareholder or any assertion by the Shareholder that he is excused from performing their obligations under this Agreement because it would cause Berkshire Hills irreparable harm, then Berkshire Hills shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that the Shareholder shall not deny or contest that such circumstances would cause Berkshire Hills irreparable harm. If, after such thirty (30) business day period, Berkshire Hills has not either reasonably cured such material breach or obtained relief in court, the Shareholder may terminate this Agreement by delivery of written notice to Berkshire Hills.

Berkshire Hills expressly agrees that it will not be excused or claim to be excused from performance under this Agreement as a result of any material breach by the Shareholder unless and until the Shareholder is given written notice of such breach and allowed thirty (30) business days either to cure such breach or seek relief in court. If the Shareholder seeks relief in court, Berkshire Hills irrevocably stipulates that any failure to perform by Berkshire Hills or any assertion by Berkshire Hills that it is excused from performing his obligations under this Agreement because it would cause the Shareholder irreparable harm, then the Shareholder shall not be required to provide further proof of irreparable harm in order to obtain equitable relief and that Berkshire Hills shall not deny or contest that such circumstances would cause the Shareholder irreparable harm. If, after such thirty (30) business day period, the Shareholder has not either reasonably cured such material breach or obtained relief in court, Berkshire Hills may terminate this Agreement by delivery of written notice to the Shareholder.

5.       Term. This Agreement shall be effective upon the execution of this Agreement and will remain in effect until such time that the Acting in Concert Group beneficially owns fewer than five percent (5%) of the shares of Berkshire Hills Common Stock then outstanding for a period of 120 consecutive calendar days; provided that any Permitted Transferee may elect to terminate this Agreement as to that Permitted Transferee if the Permitted Transferee beneficially owns less than one percent (1%) of the shares of Berkshire Hills Common Stock then outstanding, and if a Permitted Transferee so terminates this Agreement, such Permitted Transferee shall not be included in the Acting in Concert Group. Any transferee or assign in an Open Market Sale, a Block Trade, or a Permitted Offering shall not be considered a “successor” or “assign” for purposes of this Section and shall have no obligation under this Agreement.

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6.       Publicity. The Shareholder acknowledges that Berkshire Hills may be required to disclose the existence and terms of this Agreement pursuant to securities and banking laws. In addition, during the term of this Agreement, the Shareholder shall provide to Berkshire Hills for Berkshire Hills’ prior review and approval any disclosure proposed to be made by the Shareholder concerning this Agreement, which review and approval shall not be unreasonably delayed or withheld; provided that the Shareholder may make any disclosure which the Shareholder determines in good faith, based upon the advice of counsel, is required under applicable law.

7.       Notices. All notices, communications and deliveries required or permitted by this Agreement shall be made in writing signed by the party making the same, shall specify the section of this Agreement pursuant to which it is given or being made and shall be deemed given or made (a) on the date delivered if delivered by telecopy, by facsimile or in person, (b) on the third Business Day after it is mailed if mailed by registered or certified mail (return receipt requested) (with postage and other fees prepaid) or (c) on the day after it is delivered, prepaid, to an overnight express delivery service that confirms to the sender delivery on such day, as follows:

Shareholder:	David G. Massad
P.O. Box 788
Westboro, MA 01581

With a copy (which shall
not constitute notice) to:	Pamela A. Massad, Esq.
Tilton Fletcher PC
The Guarantee Building
370 Main Street
12th Floor
Worcester, Massachusetts 01608

Berkshire Hills
Bancorp, Inc.	Michael P. Daly
Chief Executive Officer
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

With copies (which shall
not constitute notice) to:	Wm. Gordon Prescott
Senior Vice President and General Counsel
Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, Massachusetts 01201

8

Lawrence Spaccasi, Esq.
Marc Levy, Esq.
Luse Gorman, PC
5335 Wisconsin Avenue, NW
Suite 780
Washington, DC 20015

8.       Governing Law and Choice of Forum. Unless applicable federal law or regulation is deemed controlling, Delaware law shall govern the construction and enforceability of this Agreement. Any and all actions concerning any dispute arising hereunder shall be filed and maintained in the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts or, if under applicable law, exclusive jurisdiction over such matters is vested in the Federal courts, the United States District Court for the District of Massachusetts. Each of the parties to this Agreement, including each Permitted Transferee who becomes a party to this Agreement, agrees that the Business Litigation Session of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts may exercise personal jurisdiction over such parties in any such action.

9.       Severability. If any term, provision, covenant or restriction of this Agreement is held by any governmental authority or a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

10.       Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties to this Agreement, as well as their respective representatives, successors, permitted assigns, heirs and estates.

11.       Amendments. This Agreement may not be modified, amended, altered or supplemented except by a written agreement executed by all of the parties.

12.       Definitions. As used in this Agreement, the following terms shall have the meanings indicated, unless the context otherwise requires:

(a)       The term “acquire” means every type of acquisition, whether effected by purchase, exchange, operation of law or otherwise.

(c)       The term “affiliate” means, with respect to any person, a person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with such other person.

(d)       The term “beneficial owner” has the meaning ascribed to it in, and shall be determined in accordance with, Rule 13d-3 of the Securities and Exchange Commission’s Rules and Regulations under the Exchange Act.

9

(e)       The term “change in control” denotes circumstances under which: (i) any person or group becomes the beneficial owner of shares of capital stock of Berkshire Hills representing twenty-five percent (25%) or more of the total number of votes that may be cast for the election of the Board of Directors of Berkshire Hills, (ii) the persons who were directors of Berkshire Hills cease to be a majority of the Board of Directors, in connection with any tender or exchange offer (other than an offer by Berkshire Hills), merger or other business combination, sale of assets or contested election, or combination of the foregoing, or (iii) shareholders of Berkshire Hills approve a transaction pursuant to which substantially all of the assets of Berkshire Hills will be sold.

(f)       The term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management, activities or policies of a person or organization, whether through the ownership of capital stock, by contract, or otherwise.

(g)       The term “group” has the meaning as defined in Section 13(d)(3) of the Exchange Act.

(h)       The term “Hedging Transaction” means any short sale (whether or not against the box) and any sale or grant of any put option or with respect to Berkshire Hills Common Stock but shall not include a broad-based market basket or index, including the Nasdaq Bank Index and the KBW Regional Banking Index (or any successor index), that includes, relates to or derives a portion of its value from Berkshire Hills Common Stock) that is conducted by the Shareholder from the Effective Time and through the date this Agreement terminates in accordance with Section 5 hereto.

(i)       The term “Monthly Limit” means, as of the Effective Time, 200,000 shares of Berkshire Hills Common Stock. The Monthly Limit shall be increased (but not decreased) as of each December 31 after the Effective Time, which increase will be effective for the following calendar year, to equal one hundred twenty percent (120% ) of ADTV for trailing three-month period ending as of that December 31. As used in this Agreement, the term “ADTV” means the average daily trading volume of Berkshire Hills Common Stock as reported by S&P Global Market Intelligence (formerly known as SNL Financial). If the Shareholder dies during the term of this Agreement, the Monthly Limit shall increase automatically to the greater of 300,000 shares of Berkshire Hills Common Stock or 200% of ADTV for trailing three-month period ended as of December 31 of the immediately preceding year.

(j)       The term “person” includes an individual, group acting in concert, corporation, partnership, association, joint stock company, trust, unincorporated organization or similar company, syndicate, or any other group formed for the purpose of acquiring, holding or disposing of the equity securities of Berkshire Hills.

(k)       The term “Shareholder” includes, if applicable, the estate of David G. Massad.

(l)       The term “transfer” means, directly or indirectly, to sell, gift, assign, pledge, encumber, hypothecate or similarly dispose of (by operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, gift, assignment, pledge, encumbrance, hypothecation or similar disposition of (by operation of law or otherwise), any Berkshire Hills Common Stock or any interest in any Berkshire Hills Common Stock; provided, however, that a merger or consolidation in which Berkshire Hills or any of its Subsidiaries is a constituent corporation shall not be deemed to be the transfer of any common stock beneficially owned by the Shareholder. The term “transfer” shall not include a transfer of record (but not beneficial) ownership to transfer shares of Berkshire Hills Common Stock into “street name” as part of a customary custody arrangement.

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(m)       The term “vote” means to vote in person or by proxy, or to give or authorize the giving of any consent as a shareholder on any matter.

13.       Termination. This Agreement shall cease, terminate and have no further force and effect upon the expiration of the term as set forth in Section 5, unless earlier terminated pursuant to Section 4 or Section 5 hereof or by mutual written agreement of the parties.

14.       Counterparts; Facsimile. This Agreement may be executed in any number of counterparts and by the parties in separate counterparts, and signature pages may be delivered by facsimile, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

15.       Duty to Execute. Each party agrees to execute any and all documents, and to do and perform any and all acts and things necessary or proper to effectuate or further evidence the terms and provisions of this Agreement.

[Remainder of this page intentionally left blank.]

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IN WITNESS WHEREOF, this Agreement has been duly executed by the undersigned and is effective as of the day and year first above written.

BERKSHIRE HILLS BANCORP, INC.

By:	/s/ Michael P. Daly
Michael P. Daly
President and Chief Executive Officer

SHAREHOLDER

/s/ David G. Massad
David G. Massad

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EXHIBIT A

David G. Massad beneficially owns 5,807,052 shares of Commerce Common Stock.

A-1

EXHIBIT B

DRAFT

CERTIFICATE OF DESIGNATIONS

OF

SERIES B NON-VOTING PREFERRED STOCK

OF

BERKSHIRE HILLS BANCORP, INC.

__________________________________

Pursuant to Section 151 of the General
Corporation Law of the State of Delaware

__________________________________

Berkshire Hills Bancorp, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST: The Corporation’s Certificate of Incorporation (as amended, supplemented and/or restated, the “Charter”) authorizes the issuance of up to 1,000,000 shares of serial preferred stock, par value $0.01 per share (the “Authorized Preferred Stock”), and further authorizes the Board of Directors of the Corporation (the “Board”) by resolution or resolutions to provide for the issuance of Authorized Preferred Stock in series and to establish the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of each such series and any qualifications, limitations or restrictions thereof; and

SECOND: On May 17, 2017, the Board adopted the following resolution authorizing the creation and issuance of a series of said Authorized Preferred Stock to be known as “Series B Non-Voting Preferred Stock”:

RESOLVED: that, pursuant to authority conferred upon the Board by Article FOURTH of the Certificate of Incorporation of the Corporation, the Board hereby designates a new series of preferred stock and the number of shares constituting such series and fixes the powers, preferences, rights and the qualifications, limitations and restrictions relating to such series as set forth in Attachment A.

[Remainder of page intentionally left blank. Signature page follows.]

B-1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be executed by Michael P. Daly, its President and Chief Executive Officer, this ___ day of ____, _____.

BERKSHIRE HILLS BANCORP, INC.

By:
Name: Michael P. Daly
Title: President and Chief Executive Officer

B-2

ATTACHMENT A

____________________

Certificate of Designations of

the Series B Non-Voting Preferred Stock of

Berkshire Hills Bancorp, Inc.

___________________

1.                  Designation, Number and Rank. A series of preferred stock is hereby created out of the authorized and unissued shares of preferred stock of the Corporation. The shares of such series shall be designated as the Series B Non-Voting Preferred Stock, par value $0.01 per share (the “Series B Non-Voting Preferred Stock”). The number of shares initially constituting the Series B Non-Voting Preferred Stock shall be [_________]. The Series B Non-Voting Preferred Stock shall be subordinate and junior to all indebtedness of the Corporation and to all other series of preferred stock of the Corporation, other than any series of preferred stock the terms of which provide that such series is subordinate or junior to the Series B Non-Voting Preferred Stock in any respect, and shall rank on parity with the Common Stock of the Corporation (the “Common Stock”) with respect to the declaration and payment of dividends, except as provided in Section 2, and with respect to distributions upon the liquidation, dissolution or winding up of the Corporation.

2.                  Dividends. The holders of Series B Non-Voting Preferred Stock shall be entitled to receive ratable dividends as provided herein only if and when dividends are concurrently declared and payable on the shares of Common Stock, out of any assets legally available therefor, which dividends shall be payable when, as and if declared by the Board of Directors of the Corporation; provided, that no dividend may be declared or paid on the Common Stock unless a dividend equal to two hundred percent (200%) of the amount declared or paid on the Common Stock is also concurrently declared or paid, as applicable, on the Series B Non-Voting Preferred Stock.

3.                  Liquidation.

(a)               Upon the occurrence of a Liquidation Event (as defined below), the assets of the Corporation or proceeds thereof (whether capital or surplus) remaining available for distribution to shareholders of the Corporation after payment, or provision for payment, in full of all claims of creditors of the Corporation and all amounts due on any preferred stock or other securities of the Corporation that are superior and prior in rank to the Common Stock and the Series B Non-Voting Preferred Stock shall be distributed to the holders of the Common Stock and the Series B Non-Voting Preferred Stock pro rata based, respectively, on the number of shares of Common Stock outstanding at such time and the number of shares of Common Stock into which the Series B Non-Voting Preferred Stock outstanding at such time is then convertible.

(b)               For purposes of this Section 3, a “Liquidation Event” means a liquidation, dissolution or winding up of the Corporation.

B-3

4.                  Voting. The Series B Non-Voting Preferred Stock shall not be entitled to vote on any matter except as required by the DGCL. As to all matters for which voting by class is specifically required by the DGCL, each outstanding share of Series B Non-Voting Preferred Stock shall be entitled to one vote.

5.                  Optional Conversion and Transfer Rights.

(a)               Conversion. Each share of Series B Non-Voting Preferred Stock may convert, at the discretion of the holder and under the Conversion Procedures set forth on Section 5(d), into two (2) fully paid and nonassessable shares of Common Stock and may be transferred to any person other than a member of the Acting in Concert Group pursuant to clause (iii), (iv) or (v) of the following sentence. Except as set forth in clause (b) below, the shares of Series B Non-Voting Preferred Stock are not convertible into Common Stock by a member of the Acting in Concert Group and may only be transferred by a member of the Acting in Concert Group (i) to another member of the Acting in Concert Group, (ii) to the Corporation, (iii) in a widespread public distribution, (iv) in a transfer in which no transferee (or group of associated transferees) would receive two percent (2%) or more of the shares of Common Stock then outstanding (or two percent (2%) any other class of voting securities of the Corporation), or (v) to a transferee that would control more than fifty percent (50%) of the voting securities of the Corporation without any transfer from a member of the Acting in Concert Group.

(b)               Less than 9.9% Shareholder Conversion. Each share of Series B Non-Voting Preferred Stock may convert, at the discretion of the member of the Acting in Concert Group holding such share and under the Conversion Procedures set forth on Section 5(d), into two (2) fully paid and nonassessable shares of Common Stock provided that the Acting in Concert Group’s beneficial ownership in the Corporation, after giving effect to such conversion, would constitute no more than 9.9% of the shares of Common Stock then outstanding (and no more than 9.9% of the shares of all classes of voting securities of the Corporation when aggregated with any voting securities of the Corporation held by the members of the Acting in Concert Group), as calculated pursuant to 12 C.F.R. § 225.41 of Regulation Y. Notwithstanding the foregoing Section 5, subsections (a) and (b), the Corporation may restrict such conversion to the extent it would be inconsistent with, or in violation of, the requirements of any Regulator (as defined below) with respect to the restrictions on the transfer of the Series B Non-Voting Preferred Stock that are required in order to preserve the “non-voting” classification of the Series B Non-Voting Preferred Stock for regulatory purposes. Any such restriction shall be imposed and deemed effective immediately upon the transmittal by the Corporation of written notice to such holder specifying in reasonable detail the reason for such restriction; and in the event such notice is transmitted after the event giving rise to such automatic conversion, the restriction shall be deemed to have been imposed and effective retroactively to the time of such event, and such conversion shall be deemed not to have occurred, so long as such notice is transmitted within ninety (90) days after the event giving rise to such conversion. Such notice may be dispatched by first class mail, by electronic transmission, or by any other means reasonably designed and in good faith intended to provide prompt delivery to an executive officer (or equivalent) of, or legal counsel to, such holder.

B-4

(c)               Certain Definitions. For purposes of this Certificate of Designations and the Corporation’s Certificate of Incorporation as amended hereby:

(i)                 the term “Acting in Concert Group” shall mean the Initial Holder, the Initial Holder's Affiliates, and the Initial Holder's Immediate Family.

(ii)              the term “Affiliate” shall mean any person or entity that directly or indirectly controls, is controlled by, or is under common control with a person or entity or any person or entity that is “acting in concert” with a person or entity as such term is defined by 12 C.F.R. §225.41 of Regulation Y. For purposes of this definition, the term “control” means the ability, directly or indirectly, to direct or influence the direction of the management and policies of the person in question, whether such ability arises by virtue of ownership interest, contract right or otherwise. Without limiting the generality of the foregoing, a person is an Affiliate of another person if the first person (A) is an executive officer (as such term is defined in Rule 405 of the Securities Act of 1933, as amended) of the second person; (B) is a director of the second person where such second person is a corporation; (C) is a manager (or an executive officer, director, general partner or manager of an entity that is a manager) of the second person where such second person is a limited liability company; (D) is a general partner (or an executive officer, director, general partner or manager of an entity that is a general partner) of the second person where such second person is a partnership; or (E) directly or indirectly has or shares the power to vote, or direct the voting of, or to dispose of, or direct the disposition of, securities representing more than ten percent (10%) of the combined voting power of the securities of the second person.

(iii)            the term "Immediate Family" includes a person's father, mother, stepfather, stepmother, brother, sister, stepbrother, stepsister, son, daughter, stepson, stepdaughter, grandparent, grandson, granddaughter, father-in-law, mother-in-law, brother-in-law, sister-in-law, son-in-law, daughter-in-law, the spouse of any of the foregoing, and the person's spouse.

(iv)             the term “Initial Holder” shall mean David G. Massad, in his capacity as a shareholder of the Corporation as of the Effective Time, and if applicable, any personal representative of, or the estate of, David G. Massad.

(v)               the term “Regulator” shall mean any of (A) the Board of Governors of the Federal Reserve System (whether acting directly or by or through the Federal Reserve Bank of Boston in such bank’s regulatory capacity); (B) the Federal Deposit Insurance Corporation; (C) the Massachusetts Division of Banks; (D) any successor agency to any of the foregoing; or (E) any other federal regulatory authority, whether in existence as of the date hereof or hereafter established, having jurisdiction over the Corporation or its banking subsidiary.

(d)               Conversion Procedure. To exercise any right of conversion under this Section 5, the holder must surrender the certificate or certificates evidencing the shares of Series B Non-Voting Preferred Stock to be converted, duly endorsed, at the registered office of the Corporation, together with a written notice to the Corporation stating that the holder elects to convert all or a specified whole number of such shares (“Conversion Notice”) in accordance with this Section 5, along with any appropriate documentation that may be reasonably required by the Corporation. Effective upon the Corporation’s receipt of a Conversion Notice and accompanying documentation as required above, the shares of Series B Non-Voting Preferred Stock will be deemed converted into shares of Common Stock as provided for in this Section 5 and, as soon as practicable thereafter, the Corporation will issue and deliver to the holder of such Series B Non-Voting Preferred Stock a certificate or certificates representing the number of shares of Common Stock into which the Series B Non-Voting Preferred Stock was converted. Upon the conversion of any Series B Non-Voting Preferred Stock, such shares will cease to be outstanding for any purpose, subject to the rights of the holders to receive any unpaid dividends which were declared on such shares as of a record date preceding the date of conversion (but without any amount in respect of dividends that have not been declared prior to such conversion date). Unless and until converted, shares of Series B Non-Voting Preferred Stock will not entitle holders thereof to any rights with respect to Common Stock or other securities issuable upon conversion.

B-5

6.                  Adjustments for Certain Events.

(a)               Changes in Capitalization. In the event of any stock dividend, stock split, recombination or other similar event affecting the Common Stock, each share of Series B Non-Voting Preferred Stock shall be adjusted by multiplying such share by a fraction, (i) the numerator of which is the number of shares of Common Stock outstanding immediately after the effective time of such event (excluding for such purpose shares of Common Stock issuable upon the conversion of the Series B Non-Voting Preferred Stock but including any other securities convertible into or exchangeable for shares of Common Stock), and (ii) the denominator of which is the number of shares of Common Stock outstanding immediately prior to the effective time of such event (excluding for such purpose shares of Common Stock issuable upon the conversion of the Series B Non-Voting Preferred Stock but including any other securities convertible into or exchangeable for shares of Common Stock).

(b)               Certain Corporate Transactions. In the event of (i) the acquisition by any person (including a group of related persons within the meaning of Rule 13d-2 of the Securities Exchange Act of 1934, as amended, whether or not such regulation shall then be applicable to the Corporation or its securities) of (A) more than fifty percent (50%) of the outstanding capital stock of the Corporation, or (B) all or substantially all of the assets of the Corporation; or (ii) a merger of the Corporation with or into any person, or of any person with or into the Corporation, immediately after which the shareholders of the Corporation (as measured immediately prior to completion of the transaction) own less than a majority of the combined capital stock or membership interests of the surviving entity, then, in each such case, proper provision shall be made so that the holders of the Series B Non-Voting Preferred Stock shall be entitled to receive in exchange for or in respect of their shares of Series B Non-Voting Preferred Stock the same form and amount of consideration, if any, as the holders of the Common Stock receive in exchange for or in respect of their shares of Common Stock, with the amount of such consideration, if any, to be received for or in respect of each share of Series B Non-Voting Preferred Stock to be equal to the amount that would be received by a holder of the number of shares of Common Stock into which one share of Series B Non-Voting Preferred Stock would then be convertible if an event specified in Section 5 had occurred simultaneously therewith.

7.                  Amendment. This Certificate of Designations constitutes an agreement between the Corporation and the holders of the Series B Non-Voting Preferred Stock and may be amended only by the affirmative vote of the Board of Directors of the Corporation and, in addition to any other vote of shareholders then required by the DGCL, the holders of a majority of the outstanding shares of Series B Non-Voting Preferred Stock.

B-6